UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2025

Caitlin Zulla
Chief Executive Officer
Lumexa Imaging Holdings, Inc.
4200 Six Forks Road, Suite 1000
Raleigh, NC 27609

Re: Lumexa Imaging Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 12, 2025
CIK No. 0002071288

Dear Caitlin Zulla:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2025, letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Lumexa Imaging's Health Systems Joint Ventures, page 82

1. We note your response to prior comment 7. Given the role of joint ventures to your business, please tell us what consideration you have given to filing the joint venture agreements as exhibits to your registration statement.

Note 17. Variable Interest Entities, page F-32

2. We note your response to comment 8. Your response indicates that no value was assigned to noncontrolling interests pursuant to ASC 810-10-45-15 through 45-21. Please help us better understand how you determined this was appropriate by

addressing the following:

- Please help us understand how the contractual terms of the service and/or franchise agreements do not provide the non-controlling interest holders with the ability to participate in the residual profits or losses generated by the VIEs. Please provide us with a summary of the specific terms of the agreements.
- Your response indicates that the noncontrolling interests holders are entitled to dividends and proceeds on liquidation of the VIEs though you do not believe sufficient cash will be available to pay any dividends or proceeds. Please provide us with a summary of the specific contractual terms of the service and/or franchise agreements regarding dividends and liquidation proceeds which indicate the noncontrolling interest holders are entitled to these amounts.
- Please help us understand why the contractual terms of the service and/or franchise agreements would give the noncontrolling interest holders the right to dividends and liquidation proceeds but not residual profits or losses generated by the VIEs.

3. Please expand your disclosures to disclose the significant terms and corresponding effects of the contractual arrangements that resulted in your determination that no amounts should be allocated to noncontrolling interests pursuant to ASC 810-10-45-15 through 45-21. Please also disclose whether the physician practices have any cumulative right to profits that could be distributed to the noncontrolling interests in the future, including upon termination of the service and/or franchise agreements.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Samir A. Gandhi, Esq.